ROCKVILLE FINANCIAL NEW, INC.
25 Park Street
Rockville, Connecticut 06066
11 November 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Rockville Financial New, Inc. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-169439
Dear Sir or Madam:
By letter dated November 9, 2010, Rockville Financial New, Inc. (the “Company”) requested that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may be effective on November 12, 2010 at 3:00 PM EST, or as soon as practicable thereafter.
The Company hereby withdraws the above request for acceleration. The Company will be updating the unaudited interim financial statements in the Registration Statement from June 30, 2010 to September 30, 2010 and expects to file a Pre-Effective Amendment No. 3 to the Registration Statement later this month and hopes that the Commission will be able to accommodate an effective date for the Registration Statement in early December.
Please contact William W. Bouton III or Robert J. Metzler II of Hinckley, Allen & Snyder LLP at (860) 331-2626 or (860) 331-2676 with any questions you may have. In addition, please notify either Mr. Bouton or Mr. Metzler if and when this request for acceleration has been granted.
Very truly yours,
/s/ John T. Lund
John T. Lund
Chief Financial Officer